

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

> **Re: MANSE USA LLC**
> **Amendment No. 5 to Draft Offering Statement on Form 1-A**
> **Submitted June 21, 2024**
> **CIK No. 0001982659**

Dear Christophe Vattier:

We have reviewed your amended draft offering statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2024 letter.

Amendment No. 5 to Draft Offering Statement on Form 1-A

Cover Page

1.   We note your response to prior comment 1. Please revise the offering circular to remove representations that the $2.00 price of a given Roy is one that is "initial" or "introductory." In this regard, while you may disclose that the offering price may change in the future such that the price of a particular Roy may increase or decrease, we remind you that frequent changes to fixed price offering amounts would be suggestive of an at the market offering, which is not appropriate pursuant to Rule 251(d)(3)(ii) of Regulation A.

Characteristics of a Roy, page 10

2.   We note your response to prior comment 5. Please revise to also acknowledge the limitation set forth in Rule 251(d)(2)(i)(C) of Regulation A.

The Algorithm, page 11

3. We note your representation that "[t]he algorithm is designed to project a Talent's future income by using publicly available social media data." Elaborate upon the basis for your belief and explain how such social media data translates into future income. Also, we also note that "Sparkmind takes into account data from Instagram" and SoccerMind "takes into account the same Instagram data as Sparkmind as well as public salary evolution data." To the extent true, please revise to clearly state that the algorithm exclusively uses data from Instagram, as opposed to "publicly available social media data" more broadly. Relatedly, we note your representation that "the Company may in the future decide to incorporate new categories of information that are relevant to Talent's commercial success." Please advise whether these "new categories of information" are expected to be limited to Instagram-specific metrics, or whether you also plan to incorporate information gathered outside of Instagram. In this regard, we note that the example you have provided discusses a hypothetical metric published by Instagram.

4. We note your disclosure that "[t]he social media data that the algorithm takes into account is synthesized by a third party, and [you] pay a fee to access . . . the synthesized data." Please disclose here or elsewhere as appropriate to identify this third party. Additionally, please describe the material terms of any agreements with the third party and file any such agreement as an exhibit to the offering statement or, alternatively, tell us why you are not required to do so. Refer to Item 17.6(a) of Form 1-A.

The Royaltiz.com Website, page 12

5. We note your disclosure that "[t]he maximum supply of Roys is broken down across different categories, such as Roys reserved for affiliates, Roys issued to Talents as partial compensation for use of their likenesses, and Roys offered to the general public." Please describe how you will determine the number of Roys to be allocated to each category and clarify whether the ratio of allocation among the categories will be fixed across the Roys of all Talents. Additionally, please provide your analysis for how reserving Roys for specific classes would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A. Lastly, to the extent you plan to issue Roys for consideration other than cash, please amend your offering circular to comply with the Note to Paragraph (A) accompanying Rule 251(a) of Regulation A.

6. We note your response to prior comment 9 and reissue it. Please increase the font size or resolution of the illustrative information sheet so as to make such information more readable for investors.

The Company and Management, page 13

7. We note your response to prior comment 11. Please revise to clarify whether you plan on entering into a separate data licensing agreement with Isidore for the right to access, copy and extract data for the Roys associated with each individual Talent. Additionally, we note that the company will provide data "in exchange for a one-time fee of $10,000." However, we also note that "[t]he agreement has a term of one year from the first date on which Nick Kyrgios' Roys are offered on the Company's platform, and automatically renews for successive one-year terms." Please clarify whether Isidore will provide the $10,000 fee each time the data licensing agreement is automatically renewed.

Exhibits

8.   Please refer to Exhibit 6.1. We note your representation in clause 9.5 that "[t]he Calculation Formula, the criteria which compose it and their respective weightings may be modified by or on behalf of the Company at any time without the need for a Notice by the Company." Please tell us why such modified information would not be required to be provided in an Offering Circular Supplement or a post-qualification amendment, consistent with Rules 253(g)(2) and 252(f)(2)(ii).

General

9.   The balance sheet and statement of operations provided by the Company in response to comments 10 and 11 as part of the Company's response letter dated April 8, 2024 are for the period ended December 31, 2023. Please advise whether, as of June 30, 2024, such balance sheet and statement of operations have changed in any material respect from the balance sheet and statement of operations previously provided. If so, please provide an updated balance sheet and statement of operations as of the most recent fiscal quarter end.

        Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Simon Wood, Esq.